U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release — dated December 18, 2003	4

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: December 18, 2003	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES COMPLETION OF A SIXTH PRIVATE
PLACEMENT OF TRUST PREFERRED SECURITIES

Toronto, Ontario (December 18, 2003) – (TSX:KFS, NYSE:KFS) Kingsway Financial today announced that it had completed a private placement of approximately U.S.$13 million in 30-year floating rate trust preferred securities with net proceeds of approximately U.S.$12.6 million. The net proceeds of the offering will be used to provide additional capital to Kingsway’s subsidiaries to support the growth of its business and for general corporate purposes, which may include the repayment of existing credit facilities.

Kingsway has completed six private placements of 30-year floating rate trust preferred securities since December 2002 aggregating net proceeds of approximately $114.0 million (U.S.$87.7 million). In addition, since December 2002, the company has issued $78 million of senior debentures, a $112 million of equity and in the 12 months ended September 30, 2003 has generated net income of $92.7 million, all of which have provided additional capital to support the growth in the company’s operations.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated investment grade ‘BBB-’ (stable) by Standard and Poor’s and ‘BBB’ (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888